May 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wen Acquisition Corp

Registration Statement on Form S-1

File No. 333-286872

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the underwriters for the proposed public offering of units of Wen Acquisition Corp (the “Company”) pursuant to the above-referenced Registration Statement, hereby joins in the request of the Company for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:30 p.m., Eastern Time, on Thursday, May 15, 2025, or as soon as possible thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, the undersigned advises you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced proposed offering.

[Signature Page Follows]

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/s/ David Batalion
Name:	David Batalion
Title:	Managing Director, Investment Banking

[Signature Page to SEC Letter from Underwriters Requesting Acceleration of Effectiveness]